FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release, dated August 9, 2007, entitled “Telecom Argentina S.A. Announces Consolidated Six-Month Period (“1H07”) and Second Quarter Results for Fiscal Year 2007 (“2Q07”)”

FOR IMMEDIATE RELEASE

Market Cap: P$12.9 billion

(August 9, 2007)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED SIX-MONTH PERIOD

(“1H07”) and SECOND QUARTER RESULTS FOR FISCAL YEAR 2007

(“2Q07”)*

•

The Telecom Argentina Group maintained an important expansion of its business in the six-month period ended June, 30, 2007. Consolidated revenues grew 26% vs. 1H06, totaling P$4,202 million. Revenues generated by the Cellular and Internet & Data Transmission increased 40% and 18%, respectively.

•	In terms of subscribers, the Cellular customer base reached 11.3 million (+47%), broadband subscribers totaled 602,000 (+100%), while fixed lines in service increased 4% to 4.1 million.

•	Operating Profit before Depreciation and Amortization (“OPBDA”) reached P$1,414 million (+26% vs. 1H06), equivalent to 34% of net revenues. Operating Profit increased by 73%, totaling P$727 million.

•	Net Income totaled P$387 million, considering the results for discontinued operations (P$ 102 million) generated by the sale of Publicom.

•

Net financial Debt (before NPV effect) declined to P$ 2,785 million (-P$1.224 million vs. 1H06), primarily as a result of the cash flow generated by operations. The ratio of Net Financial Debt to OPBDA declined from 1.8x as of June 2006, to 1.0x.

	As of June-30			%
	2007	2006
Consolidated Net Revenues (in MM P$)	4,202	3,348	854	26%
Voice, data & Internet	1,589	1,485	104	7%
Cellular	2,613	1,863	750	40%
Operating Profit before D&A (in MM P $)	1,414	1,121	293	26%
Operating Profit (in MM P$)	727	421	306	73%
Net Income (in MM P$)	387	99	288	291%
Shareholder’s equity (in MM P$)	2,511	1,971	540	27%
Net Financial Debt—Before NPV effect (in MM P$)	2,785	4,009	(1,224)	-31%
Net Financial Debt—Book value (in MM P $)	2,671	3,795	(1,124)	-30%
CAPEX (in MM P$)	553	465	88	19%
Lines in service (Fixed lines -in thousands)	4,138	3,997	141	4%
Cellular customers (in thousands)	11,286	7,665	3,621	47%
Personal (Argentina)	9,881	6,874	3,007	44%
Núcleo (Paraguay)	1,405	791	614	78%
ADSL customers (in thousands)	602	300	301	100%
Fixed line traffic (in MM minutes, Internet Traffic not included)	8,203	8,154	48	1%
Incoming/Outgoing cellular voice traffic in Arg.(in MM minutes)	4,589	3,412	1,177	34%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	38	39	(0)	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	37	37	0	1%

*	Non-financial data unaudited

1	www.telecom.com.ar

Buenos Aires, August 9, 2007 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$387 million for the six- month period ended June 30, 2007.

	1H 07	1H 06		%
Net Revenues (MMP $)	4,202	3,348	854	26%
Net Income (MMP$)	387	99	288
Earnings per Share ($)	0.39	0.10	0.29
Earnings per ADR ($)	1.97	0.50	1.46

OPBDA *	34%	33%
Operating Profit *	17%	13%
Net Income *	9%	3%

*	As a percentage of Revenues

During 1H07, Consolidated Net Revenues increased 26% (+P$854 million vs. 1H06) to P$4,202 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 26% (+P$293 million) to P$1,414 million, equal to 34% of Consolidated Net Revenues.

Company Activities

Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

Revenues generated by these services amounted to P$1,589 million, +7% vs. 1H06.

Voice

Total Revenues for this segment reached P$1,258 million (+4%).

Monthly Charges and Supplementary Services increased by P$12 million or 3%, to P$366 million. Lines in service increased 4%, similar to the results reported in recent quarters.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$598 million, with increases of 1%, 4% and 8%, respectively.

Interconnection revenues amounted to P$174 million (+19%), due to the expansion of both fixed-line and wireless traffic.

Other

Other revenues reached P$120 million.

Internet and Data Transmission

The increase in broadband continues to have an outstanding performance. Internet continues to be the main driver of growth, with revenues of P$250 million (+22% vs. 1H06).

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Moreover, Telecom’s ADSL subscribers reached 602,000 (+300,000 or +100% vs. 1H06). Therefore, lines with ADSL connection accounted for approximately 14% of Telecom’s lines in service.

This development confirms Telecom’s fixed-line customer’s preference for the Company’s broadband services. This growth is the result of the strategy of the Company to make available to its clients of all the country products that combine the best quality of navigation at accessible prices, according with different segments. In this sense, to products already available (from 640 K to 5 MG), the Company added an option of broadband connection with no fixed monthly fee during the last quarter.

Revenues generated by Data transmission amounted to P$81 million, (+8% or P$6 million vs. 1H06). The Company continues to work actively in the corporative segment, in particular with clients of the public sector making available the best technology to accompany government initiatives in matters related to security, emergencies and management.

Cellular Telephony

The Cellular Telephony business generated revenues of P$2,613 million in 1H07.

Telecom Personal in Argentina

As of June 30, 2007, Personal’s subscribers reached 9.9 million (+3.0 million or +44% vs. 1H06). Approximately 68% of the overall subscriber base was prepaid and 32% was postpaid. Subscribers with GSM technology represented 92% of the total subscriber base at the semester.

Total voice traffic increased by 34% vs. 1H06 while outgoing SMS traffic increased from an average of 460 million messages per month to an average of 784 million (+70%). Moreover, the average monthly Revenue per User (“ARPU”) reached P$ 37, stable when compared to 1H06.

Revenues totaled P$2,436 million (+P$720 million or +42% vs. 1H06). Service revenues increased by 46%, while handset sales grew 17% in the period.

During 1H07, Personal continued to work on further consolidating in leadership in Argentine market, in terms of technology and innovation. It is important to highlight the launch of Third Generation services by Personal, such video-call, mobile broadband and numerous exclusive multimedia content features, Personal interactive web portal, photoblog, gaming, MP3 Full Track Download, Personal Mobile Video, etc. Therefore, Personal becomes the first 3G operator in Argentina and the first cellular provider in

3	www.telecom.com.ar

Latin America to offer 3G connections both for notebooks and voice , plus videocall and multimedia through 3G handsets.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to P$177 million (+20% vs. 1H06).

By the end of the quarter, the subscriber base reached approximately 1.4 million, +78% vs. 1H06. Prepaid and Postpaid customers represented 89% and 11%, respectively, while GSM subscribers represented 82% of the overall subscriber base.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$3,475 million in 1H07, which represents an increase of P$548 million or +19% vs. 1H06 with the following breakdown:

•	Salaries and Social Security Contributions: P$463 million (+17%), affected by wage adjustments and headcount increases related to the expansion of the business.

•	Taxes: P$321 million (+36%), mainly generated by direct taxes on sales.

•	Agents and Prepaid Card Commissions: $340 million, (+42%), related to the expansion in terms of subscribers and traffic.

•	Advertising: P$128 million (+47%), related to brand positioning campaigns and the launch of new services.

•	Cost of cellular handsets: increased to P$404 million (+4%) as a consequence increase in handset sales related to the subscriber growth and handset upgrades.

•	TLRD and Roaming by P$347 million (+42%) due to increased traffic among cellular operators.

•	Depreciation of Fixed and Intangible Assets: P$687 million (-2% vs. 1H06). Telecom Argentina totaled P$418 millones and Telecom Personal $268 millones ( -13% y +22%) respectively.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$218 million, as compared to the P$297 million loss registered in 1H06. The difference is mainly due to lower net interest expenses by P$72 million ( mainly due to the reduction in net financial debt) and also lower net foreign currency exchange losses by P$33 million.

Net Financial Debt

As of June 30, 2007, Net Debt (Loans before the effect of NPV valuation, minus Cash, Banks, Current Investments and Other credits derived from derivative Investments)

4	www.telecom.com.ar

amounted to P$2,785 million, a reduction of P$1.224 million as compared to June 2006. Interest accrued on financial debt totaled P$157 million.

During April and May Telecom Argentina performed prepayments on its outstanding Series A & B Notes equivalent to the remaining 25% of the mandatory amortization scheduled for October 15, 2009 and 74% of the mandatory amortization scheduled for April 15, 2010. The prepayments totaled approximately the equivalent of US$ 140 million.

In addition, Telecom Personal canceled bank loans and notes for approximately the equivalent of US$ 60 million in the second quarter.

Consolidated Capital Expenditures

A total amount of P$553 million invested in fixed and intangibles assets was allocated to the cellular business (P$253 million) and the Voice, Data and Internet business (P$300 million).

The Telecom Group continues to implement its Capex plan including the expansion of its ADSL services (accesses and transmission), reconverting its network in order to fully develop a new generation of services, enhancing its cellular network (capacity, coverage and 3G services), and integrating platforms.

Recent Developments

During 2Q07, Telecom registered a result for discontinued operations of P$ 102 million related to the sale of Publicom SA, the company engaged in the directories business.

During July, Telecom reached an agreement with the different unions representing workers under Collective Bargaining Agreements. The agreement includes a wage increase of approximately 16% and a half-hour reduction in the work day, applicable starting September, 2007. The agreement covers the period from April 2007 through and including July 2008.

***********

5	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of June 30, 2007, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Mariano Martire 54-11-4968-3718	Gastón Urbina 54-11-4968-6236	Astrid Burger 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Carlos Felices

Chairman

*******

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TELECOM ARGENTINA S.A.

Consolidated information

SIX MONTH PERIOD AND SECOND QUARTER—FISCAL YEAR 2007

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

			$	%
	Jun-30 2007	Dec-31 2006
Cash, equivalents and investments	808	661	147	22%
Trade receivables	795	743	52	7%
Other current assets	415	363	52	14%

TOTAL CURRENT ASSETS	2,018	1,767	251	14%

Fixed & Intangible assets	6,332	6,520	(188)	-3%
Other non-current assets	411	433	(22)	-5%

TOTAL NON-CURRENT ASSETS	6,743	6,953	(210)	-3%

TOTAL ASSETS	8,761	8,720	41	0%

Accounts payable	1,440	1,481	(41)	-3%
Loans	1,301	1,395	(94)	-7%
Reserves	73	85	(12)	-14%
Other current liabilities	401	412	(11)	-3%

TOTAL CURRENT LIABILITIES	3,215	3,373	(158)	-5%

Loans	2,295	2,703	(408)	-15%
Reserves	252	234	18	8%
Other non-current liabilities	434	209	225	108%

TOTAL NON-CURRENT LIABILITIES	2,981	3,146	(165)	-5%

TOTAL LIABILITIES	6,196	6,519	(323)	-5%

Minority Interest	54	72	(18)	-25%
Shareholders’ equity	2,511	2,129	382	18%

TOTAL LIABILITIES AND EQUITY	8,761	8,720	41	0%

2- Consolidated Loans

	Jun-30 2007	Dec-31 2006	$	%
Corporate Bonds	1,034	1,014	20	2%
Banks and others	220	334	(114)	-34%
Accrued interest	36	42	(6)	-14%
Derivaties	11	5	6	120%

TOTAL CURRENT LOANS	1,301	1,395	(94)	-7%

Corporate Bonds	2,392	2,798	(406)	-15%
Banks and others	10	51	(41)	-80%
Net Present Value	(114)	(146)	32	-22%

TOTAL NON-CURRENT LOANS	2,295	2,703	(408)	-15%

TOTAL LOANS	3,596	4,098	(502)	-12%

Derivatives valuation effect (Other Credits)	117	85	32	38%
Cash, equivalents and investments	808	661	147	22%

Net Financial Debt (without NPV effect)	2,785	3,498	(713)	-20%

	Jun-30		$	%
	2007	2006
Financial and Holding results
Financial results generated by assets
Interest on short term investments	45	35	10	29%
Foreign currency exchange gains	7	8	(1)	-13%
Other financial results	(23)	3	-26

Total Financial results generated by assets	29	46	(17)	-37%

Financial results generated by liabilities
Interest on debt	(157)	(187)	30	-16%
Others	(26)	(58)	32	-55%
Foreign currency exchange losses	(64)	(98)	34	-35%

Total Financial results generated by liabilities	(247)	(343)	96	-28%

Total Financial and Holding results	(218)	(297)	79	-27%

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3- Consolidated Income Statement Six-Month Comparison

	Jun-30		$	%
	2007	2006
Net revenues	4,202	3,348	854	26%
Cost of services provided	(2,324)	(2,029)	(295)	15%

GROSS PROFIT	1,878	1,319	559	42%

Administrative expenses	(162)	(128)	(34)	27%
Selling expenses	(989)	(770)	(219)	28%

OPERATING PROFIT	727	421	306	73%

Equity income from related companies	—	6	(6)	-100%
Financial and holding results	(218)	(297)	79	-27%
Other expenses, net	(58)	(86)	28	-33%
Debt Restructuring Results	—	—	—	—

RESULTS FROM ORDINARY OPERATIONS	451	44	407	925%

Taxes on income	(158)	65	(223)	-343%
Minority interest	(8)	(10)	2	-20%

NET INCOME BEFORE DISCONTINUED OPERATIONS	285	99	186

RESULTS FROM DISCONTINUED OPERATIONS	102	—	102	—

NET INCOME	387	99	288

Operating (Loss)/ Profit before D & A	1,414	1,121	293	26%

As a % of Net Revenues	34%	33%

4- Consolidated Income Statement Three-Months Comparison

	Jun-30		$	%
	2007	2006
Net revenues	2,147	1,737	410	24%
Cost of services provided	(1,187)	(1,043)	(144)	14%

GROSS PROFIT	960	694	266	38%

Administrative expenses	(85)	(65)	(20)	31%
Selling expenses	(506)	(405)	(101)	25%

OPERATING PROFIT	369	224	145	65%

Equity income from related companies	—	—	—	—
Financial and holding results	(86)	(114)	28	-25%
Other expenses, net	(26)	(44)	18	-41%
Debt Restructuring Results	—	—	—	—

RESULTS FROM ORDINARY OPERATIONS	257	66	191	289%

Taxes on income	(106)	34	(140)	-412%
Minority interest	(3)	(5)	2	-40%

NET INCOME BEFORE DISCONTINUED OPERATIONS	148	95	53

RESULTS FROM DISCONTINUED OPERATIONS	104	1	103

NET (LOSS)/INCOME	252	96	156	163%

Operating (Loss)/ Profit before D & A	726	575	151	26%

As a % of Net Revenues	34%	33%

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5- Consolidated Revenues Breakdown Six-Month Comparison

	Jun-30		$	%
	2007	2006
Fixed Telephony	1,130	1,087	43	4%

Measured service
Local	227	224	3	1%
DLD	243	233	10	4%
Monthly charges	366	354	12	3%
Public telephones	61	69	(8)	-12%
Interconnection	174	146	28	19%
Others	59	61	(2)	-3%

International Telephony	128	118	10	8%

Data transmission & Internet	331	280	51	18%

Cellular Telephony	2,613	1,863	750	40%

Telecom Personal	2,436	1,716	720	42%

Monthly fee and measured service	567	404	163	40%
Pre-paid card	849	516	333	65%
Calling Party Pays	265	230	35	15%
TLRD *	267	188	79	42%
Handset sales	267	228	39	17%
Others	221	150	71	47%

Núcleo	177	147	30	20%

Monthly fee and measured service	30	29	1	3%
Pre-paid card	95	70	25	36%
Calling Party Pays	19	18	1	6%
TLRD *	22	18	4	22%
Handset sales	3	4	(1)	-25%
Others	8	8	—	0%

TOTAL NET REVENUES	4,202	3,348	854	26%

*	Charges for the termination of calls of the cellular operators.

6- Consolidated Revenues Breakdown Three-Months Comparison

	Jun-30		$	%
	2007	2006
Fixed Telephony	576	550	26	5%

Measured service
Local	117	105	12	11%
DLD	122	126	(4)	-3%
Monthly charges	184	178	6	3%
Public telephones	30	33	(3)	-9%
Interconnection	90	77	13	17%
Others	33	31	2	6%

International Telephony	63	58	5	9%

Data transmission & Internet	167	145	22	15%

Cellular Telephony	1,341	984	357	36%

Telecom Personal	1,256	905	351	39%

Monthly fee and measured service	302	211	91	43%
Pre-paid card	431	286	145	51%
Calling Party Pays	137	116	21	18%
TLRD *	140	98	42	43%
Handset sales	143	129	14	11%
Others	103	65	38	58%

Núcleo	85	79	6	8%

Monthly fee and measured service	15	16	(1)	-6%
Pre-paid card	46	38	8	21%
Calling Party Pays	9	8	1	13%
TLRD *	10	11	(1)	-9%
Handset sales	1	3	(2)	-67%
Others	4	3	1	33%

TOTAL NET REVENUES	2,147	1,737	410	24%

*	Charges for the termination of calls of the cellular operators.

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7- Consolidated Income Statement by segments Six Month Period - Fiscal Year 2007 (In million of Argentine pesos)

	Segments			Variation vs 6M 06
	Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
NET REVENUES	1,589	2,613	4,202	854	26%

Salaries and social security contributions	(364)	(99)	(463)	(67)	17%
Taxes	(96)	(225)	(321)	(85)	36%
Materials and supplies	(144)	(54)	(198)	(45)	29%
Doubtful accounts	(9)	(29)	(38)	(1)	3%
Interconnection cost	(76)	—	(76)	1	-1%
Settlement charges	(61)	—	(61)	(8)	15%
Lease of lines and circuits	(26)	(26)	(52)	(25)	93%
Service fees	(60)	(67)	(127)	(27)	27%
Advertising	(35)	(93)	(128)	(41)	47%
Agent and Prepaid card commissions	(12)	(328)	(340)	(101)	42%
Cost of cellular handsets	—	(404)	(404)	(14)	4%
Roaming and TLRD	—	(347)	(347)	(102)	42%
Others	(102)	(131)	(233)	(46)	25%

Operating Profit before D & A	604	810	1,414	293	26%
Operating Profit before D & A Margin	38%	31%	34%	—	0%
Depreciation of fixed assets	(413)	(252)	(665)	10	-1%
Amortization of intangible assets	(6)	(16)	(22)	3	-12%

OPERATING RESULTS	185	542	727	306	73%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	(6)	0%

FINANCIAL AND HOLDING INCOME	(124)	(94)	(218)	79	-27%

OTHER EXPENSES, NET	(45)	(13)	(58)	28	-33%

INCOME FROM ORDINARY OPERATIONS	16	435	451	407	0%

Taxes on income	(63)	(95)	(158)	(223)	0%

Minority interest	—	(8)	(8)	(107)	0%
NET INCOME BEFORE DISCONTINUED OPERATIONS	(47)	332	285	285	0%

RESULTS FROM DISCONTINUED OPERATIONS	102	—	102	3	0%
NET INCOME	55	332	387	387	—

Consolidated Income Statement by segments Six Month Period - Fiscal Year 2006 (In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	1,485	1,863	3,348

Salaries and social security contributions	(324)	(72)	(396)
Taxes	(83)	(153)	(236)
Materials and supplies	(120)	(33)	(153)
Doubtful accounts	(9)	(28)	(37)
Interconnection cost	(77)	—	(77)
Settlement charges	(53)	—	(53)
Lease of lines and circuits	(15)	(12)	(27)
Service fees	(42)	(58)	(100)
Advertising	(18)	(69)	(87)
Agent and Prepaid card commissions	(9)	(230)	(239)
Cost of cellular handsets	—	(390)	(390)
Roaming and TLRD	—	(245)	(245)
Others	(89)	(98)	(187)

Operating Profit before D & A	646	475	1,121
Operating Profit before D & A Margin	44%	25%	33%
Depreciation of fixed assets	(474)	(201)	(675)
Amortization of intangible assets	(6)	(19)	(25)

OPERATING RESULTS	166	255	421

EQUITY INCOME FROM RELATED COMPANIES	—	6	6

FINANCIAL AND HOLDING INCOME	(225)	(72)	(297)

OTHER EXPENSES, NET	(52)	(34)	(86)

INCOME FROM ORDINARY OPERATIONS	(111)	155	44

Taxes on income	58	7	65

Minority interest	—	(10)	(10)
NET INCOME BEFORE DISCONTINUED OPERATIONS	(53)	152	99

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—

NET INCOME	(53)	152	99

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8- Consolidated Income Statement by segments Three month period - FY 2007 (In million of Arentine pesos)

	Segments			Variation vs 2Q 06
	Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
NET REVENUES	806	1,341	2,147	854	49%

Salaries and social security contributions	(197)	(52)	(249)	(67)	32%
Taxes	(48)	(112)	(160)	(85)	70%
Materials and supplies	(73)	(25)	(98)	(45)	54%
Doubtful accounts	(4)	(15)	(19)	(1)	5%
Interconnection cost	(45)	—	(45)	1	-3%
Settlement charges	(24)	—	(24)	(8)	31%
Lease of lines and circuits	(17)	(14)	(31)	(25)	192%
Service fees	(34)	(35)	(69)	(27)	52%
Advertising	(24)	(43)	(67)	(41)	80%
Agent and Prepaid card commissions	(6)	(157)	(163)	(101)	82%
Cost of cellular handsets	—	(207)	(207)	(14)	7%
Roaming and TLRD	—	(171)	(171)	(102)	88%
Others	(50)	(68)	(118)	(46)	46%

Operating Profit before D & A	284	442	726	293	51%
Operating Profit before D & A Margin	35%	33%	34%
Depreciation of fixed assets	(206)	(141)	(347)	10	-3%
Amortization of intangible assets	(3)	(7)	(10)	3	-21%

OPERATING RESULTS	75	294	369	306	137%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	(6)	0%

FINANCIAL AND HOLDING INCOME	(36)	(50)	(86)	79	-69%

OTHER EXPENSES, NET	(21)	(5)	(27)	28	-64%

INCOME FROM ORDINARY OPERATIONS	18	239	257	407	-925%

Taxes on income	(40)	(66)	(106)	(223)	-338%

Minority interest	—	(3)	(3)	(107)	-315%

NET INCOME BEFORE DISCONTINUED OPERATIONS	(22)	170	148	285

RESULTS FROM DISCONTINUED OPERATIONS	104	—	104	3
NET INCOME	82	170	252	387	—

Consolidated Income Statement by Activities Three month period - FY 2006 (In million of Argentine pesos )

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	753	984	1,737

Salaries and social security contributions	(168)	(39)	(207)
Taxes	(41)	(80)	(121)
Materials and supplies	(65)	(18)	(83)
Doubtful accounts	(4)	(15)	(19)
Interconnection cost	(40)	—	(40)
Settlement charges	(26)	—	(26)
Lease of lines and circuits	(7)	(6)	(13)
Service fees	(22)	(30)	(52)
Advertising	(10)	(41)	(51)
Agent and Prepaid card commissions	(5)	(118)	(123)
Cost of cellular handsets	—	(211)	(211)
Roaming and TLRD	—	(116)	(116)
Others	(46)	(54)	(100)

Operating Profit before D & A	319	256	575
Operating Profit before D & A Margin	42%	26%	33%
Depreciation of fixed assets	(234)	(103)	(337)
Amortization of intangible assets	(4)	(10)	(14)

OPERATING RESULTS	81	143	224

EQUITY INCOME FROM RELATED COMPANIES	—	—	—

FINANCIAL AND HOLDING INCOME	(84)	(30)	(114)

OTHER EXPENSES, NET	(27)	(17)	(44)

INCOME FROM ORDINARY OPERATIONS	(30)	96	66

Taxes on income	38	(4)	34
Minority interest	—	(5)	(5)
NET INCOME BEFORE DISCONTINUED OPERATIONS	8	87	95
RESULTS FROM DISCONTINUED OPERATIONS	1	—	1

NET INCOME	9	87	96

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

SIX MONTH PERIOD AND SECOND QUARTER—FISCAL YEAR 2007

(In millions of Argentine pesos)

9- Balance Sheet

	Jun-30 2007	Dec-31 2006	$	%
Cash, equivalents and investments	691	484	207	43%
Trade receivables	460	379	81	21%
Other current assets	79	56	23	41%

TOTAL CURRENT ASSETS	1,230	919	311	34%

Other Trade receivables	317	284	33	12%
Fixed & Intangible assets	4,029	4,191	(162)	-4%
Investments	955	872	83	10%
Other non-current assets	10	10	—	0%

TOTAL NON-CURRENT ASSETS	5,311	5,357	(46)	-1%

TOTAL ASSETS	6,541	6,276	265	4%

Accounts payable	594	543	51	9%
Loans	1,036	1,015	21	2%
Reserves	66	78	(12)	-15%
Other current liabilities	206	190	16	8%

TOTAL CURRENT LIABILITIES	1,902	1,826	76	4%

Loans	1,525	1,879	(354)	-19%
Compensation and social benefits payable	36	32	4	13%
Others liabilities	99	161	(62)	-39%
Reserves	468	249	219	88%

TOTAL NON-CURRENT LIABILITIES	2,128	2,321	(193)	-8%

TOTAL LIABILITIES	4,030	4,147	(117)	-3%

Shareholders’ equity	2,511	2,129	382	18%

TOTAL LIABILITIES AND EQUITY	6,541	6,276	265	4%

10- Income Statement Six-Month Comparison

	30-Jun		$	%
	2007	2006
Net revenues	1,810	1,641	169	10%
Cost of services provided	(976)	(955)	(21)	-2%

GROSS PROFIT	834	686	148	22%

Administrative expenses	(97)	(79)	(18)	-23%
Selling expenses	(332)	(290)	(42)	-14%

OPERATING PROFIT	405	317	88	28%

Equity income from related companies	113	(6)	119	0%
Financial & holding results	(124)	(225)	101	45%
Other incomes & expenses net	(44)	(43)	(1)	-2%

RESULTS FROM ORDINARY OPERATIONS	350	43	307	0%

Taxes on income	(63)	58	(121)	-209%

NET INCOME BEFORE DISCONTINUED OPERATIONS	287	101	186	0%

RESULTS FROM DISCONTINUED OPERATIONS	100	(2)	—	0%

NET INCOME	387	99	186	0%

Operating (Loss)/ Profit before D & A	823	797	26	3%

As a % of Net Revenues	45%	49%

11- Income Statement Three-Months Comparison

	30-Jun		$	%
	2007	2006
Net revenues	920	832	88	0
Cost of services provided	(499)	(486)	(13)	-3%

GROSS PROFIT	421	346	75	22%

Administrative expenses	(54)	(39)	(15)	-38%
Selling expenses	(177)	(150)	(27)	-18%

OPERATING PROFIT	190	157	33	21%

Equity income from related companies	58	7	51	0%
Financial & holding results	(36)	(84)	48	57%
Other incomes & expenses net	(25)	(22)	(3)	-14%

RESULTS FROM ORDINARY OPERATIONS	187	58	129	222%

Taxes on income	(40)	38	(78)	-205%

NET INCOME BEFORE DISCONTINUED OPERATIONS	147	96	51	53%

RESULTS FROM DISCONTINUED OPERATIONS	105	—	—	0%

NET INCOME	252	96	51	53%

Operating (Loss)/ Profit before D & A	398	395	3	1%

As a % of Net Revenues	43%	47%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 13, 2007	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors